[Cleary Gottlieb Steen & Hamilton LLP Letterhead]

December 23, 2005

Rolaine S. Bancroft, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

  Re:
  Chipotle Mexican Grill, Inc.
  Registration Statement on Form S-1 (File No. 333-129221)

Dear Ms. Bancroft:

        Thank you for your comments on Amendment No.1 to the Registration Statement filed by Chipotle Mexican Grill, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission"). On behalf of the Company, we hereby transmit, via EDGAR, Amendment No. 2 to the Registration Statement ("Amendment No. 2") for filing with the Commission.

        Set forth below are the Company's responses to the comments contained in your letter dated December 19, 2005. The Staff's comments, reproduced in bold text, are followed by responses on behalf of the Company. The responses to the Staff's comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly. Page references in the Company's responses are to Amendment No. 2. Unless otherwise noted in this letter, the Company has supplied the information provided in response to each comment and is solely responsible for that information.

General

        1.     We note your response to prior comment 2 and reissue. We note your belief that your style and approach are key elements to your strategy, day-to-day operations and brand identity. We continue to believe, however, that the abundance of marketing language that appears in your prospectus overshadows the type of meaningful disclosure upon which investors will make an investment decision. For example, the subheading "Act Like You Own The Place" that appears on page 2 does not accurately describe the disclosure that follows regarding the location of your front line crew. Additionally, we are unclear about the purpose of the quotation marks that appear around some of your subheadings. Please revise.

        The Company has revised the prospectus as requested by the Staff.

        2.     We note your response to prior comment 4 and reissue in part. We continue to believe your subheadings, "Sometimes It's the Whisper That's Heard: Advertising and Marketing" and "Pssst, Over Here" on page 61 seem to suggest that you are not heavily engaged in advertising your products. We note that you believe your advertising expenditures are lower than your competitors; however, in light of your response to prior comment 6, we do not believe low advertising expenditures reflects your lack of reliance on advertising. We note that you believe advertising is important to position your brand and to communicate with potential customers, as well as investors seeking to understand your business. Therefore, in this case, we do not believe "a whisper" accurately reflects your advertising and marketing strategy. Please revise your subheadings and corresponding disclosure or advise.

        The Company has revised the subheadings on page 62 of the prospectus as requested by the Staff.

Registration Statement Cover Page

        3.     We note your response to prior comment 5. Please list the selling shareholder shares as a separate line item in the fee table.

        The Company has revised the fee table on the facing page of Amendment No. 2 as requested by the Staff.

Explanatory Note

        4.     We note your response to prior comment 6, and your belief that disclosing advertisements would better enable an investor to understand how the Company positions its brand and how it communicates with potential customers. We, however, believe the artwork that is already included in the prospectus adequately illustrates how you brand your product and how you communicate with customers, and that plain, clear disclosure about your marketing methods and the results of your operations should provide investors with information they should consider in making an investment decision. Please remove the references to attached advertisements throughout the prospectus, including the reference to the ads on your chipotleipo.com website and the text in Annex A.

        In accordance with our discussion of December 22, we understand that the Staff's reconsideration of this comment is pending.

Prospectus summary, page 1

When a Chain Isn't a Chain, page 1

        5.     We note your response to prior comment 8. Please revise to indicate your loss of $7.7 million in parentheses.

        The Company has revised the disclosure on page 1 of the prospectus as requested by the Staff.

        6.     We note your response to our prior comment number 11. As previously requested, please revise your earnings per share computations, and all related disclosures in the registration statement to give retroactive effect to the reverse stock-split that you plan to effect prior to completion of your planned public offering.

        As requested by the Staff, the Company has revised the per share data for common stock throughout the front of the prospectus to give retroactive effect to the one for three reverse common stock split that the Company will effect in connection with its planned public offering. The financial statements do not give retroactive effect to the stock split because it will not occur until just prior to the closing, which will be after the effective date of the registration statement.

What We Do, page 49

        7.     We note your response to prior comments 24 and 25 and your response that some repetition of disclosure is inevitable. We continue to believe, however, that the disclosure repeats the same detailed information within the same section. For example, beginning on page 51, you begin to describe your "Food With Integrity" concept with some detail. Then on page 58, you discuss largely the same information in greater detail. We suggest revising to succinctly summarize your business strengths at the beginning of the "What We Do" section. We believe removing detailed repetition will help an investor better understand your business and its strategy.

        The Company has revised the prospectus as requested by the Staff.

        8.     Furthermore, please relocate your section "The Good, the Bad and the Ugly: Competition" on page 62 to follow "Our Industry" on page 55. We believe that describing your industry along with competition would aid an investor to better understand the "fast-casual" segment and your position in it. Please revise.

        The Company has revised the disclosure on pages 56-57 of the prospectus as requested by the Staff.

Consolidated Balance Sheet, page F-3

        9.     We note your response to our prior comment 38. As previously requested, please revise your filing to include a pro forma balance sheet alongside your historical balance sheet giving effect to the changes in capitalization that will occur in connection with the offering. Also, revise to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented giving effect to these changes in capitalization. Your Summary Consolidated Financial Data on page 7 and your Selected Consolidated Financial Data on page 29 should also be revised to include disclosure of your pro forma earnings per share for the latest fiscal year and subsequent interim period presented. We also note your revised disclosure in Note 1 under the heading "Initial Public Offering and Unaudited Pro Forma Balance Sheet and Earnings Per Common Share" where you state that the pro forma disclosures will give effect to the issuance of shares of class A common stock. Please note that the pro forma balance sheet and the pro forma earnings per share disclosures requested above should exclude effects of the offering. Also, pro forma earnings per share should be disclosed only for the most recent fiscal year and subsequent interim period presented. Additionally, as it relates to your pro forma earnings per share disclosures, please revise to include disclosure similar to Note 10, as required by paragraph 40 of SFAS No. 128.

        The Company has revised the disclosure of earnings per common share in its Summary Consolidated Financial Data and Selected Consolidated Financial Data on pages 7 and 29, respectively, of the prospectus to include historical earnings per share as presented in its financial statements and earnings per common share reflecting only the one for three reverse common stock split that is part of the reclassification. In addition, as requested by the Staff, the Company has revised the pro forma data included in its financial statements to exclude the effects of the planned offering and has revised Note 10 to disclose pro forma earnings per share.

Note 1. Description of Business and Summary of Significant Accounting Policies Equity-Based Compensation Plan, page F-10

        10.   We note your response to our prior comment 40. However, we still do not see the disclosure required by paragraph 84(b) of SFAS 123(R). Please disclose in the table under the section labeled "Equity—Based Compensation Plan" on page F-10 the amount of share-based employee compensation cost, net of related tax effects, included in net income as reported, during 2002, 2003 and 2004, as required by paragraph 84(b) of SFAS 123(R).

        The Company has revised the disclosure in Note 1 under the caption "Equity-Based Compensation Plan" on page F-10 of the prospectus to clarify that no share-based employee compensation cost with respect to stock options was included in reported net income for any of 2002, 2003 or 2004.

Note 6. Stock Based Compensation, page F-15

        11.   Revise to disclose the total compensation cost associated with unvested stock appreciation rights as of the latest balance sheet date presented, that has not yet been recognized in the Company's financial statements and the weighted average period over which it is expected to be recognized. Refer to the disclosure requirements outlined in paragraph A240(h) of SFAS No.123R.

        The Company has revised the disclosure on page F-18 of the prospectus as requested by the Staff.

        12.   Please explain why the grant date fair value of the stock appreciation rights on 501,300 shares of $7.45 as disclosed in Note 6 significantly exceeds the fair value of these rights at September 30, 2005 as disclosed in Note 1 on page F-11 of $2.19 per share.

        The Company has revised the disclosure on page F-18 of the prospectus to clarify that the per-share fair value of the common stock (and not the stock appreciation rights) at the grant date of the stock appreciation rights was $7.45.

        13.   Please revise Note 6 to indicate whether the contemporaneous valuation of the 460,000 shares of common stock with a fair value of $6.50 per share issued during 2005 was performed by a valuation specialist and indicate whether this party was an affiliate of the Company. See paragraph 179 of the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

        The Company has revised Note 6 to clarify that the determination of the fair value of $6.50 per share was determined by the Company's management. The Company respectfully advises the Staff that this determination was based on management's consideration of numerous factors and other information, analyses and data, including the Company's historical operating results and expectations for its future store openings and comp sales growth, trading statistics for comparable companies and the expected capitalization and other effects of completing an initial public offering. The Company notes that some of that information was provided to the Company in connection with its evaluation of various strategic options as part of the process leading up to the offering.

        In addition, the Company respectfully notes that the per-share value of $6.50, after giving effect to the reclassification contemplated in connection with the initial public offering, suggests a per-share value of $19.50, which exceeds the high end of the range for offering price of the class A common stock specified on the front cover of the prospectus. Accordingly, the Company believes that any additional disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations that might otherwise be called for in these circumstances by AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, would not aid an investor's understanding of the Company's results of operations.

        14.   We note your response to our prior comment 45. Please discuss in MD&A the planned accounting treatment that the Company will use for the conversion of its outstanding stock appreciation rights into options to acquire Class A common shares that will occur in connection with the Company's planned offering.

        The Company has revised the disclosure on page 38 of the prospectus as requested by the Staff.

Other

        15.   We note your response to our prior comment 48. As requested in our prior comment, please revise the notes to the Company's financial statements to disclose the terms of the Services Agreement with McDonalds once this agreement has been finalized.

        The Company advises the Staff that the Services Agreement will become effective only upon the closing for the Company's initial public offering. Consistent with applicable financial reporting practice, the Company believes that it would be inappropriate to reflect the terms of the Services Agreement in the notes to the financial statements included in the prospectus since the Agreement will not be in existence. The Company notes that the material terms of the Services Agreement are described on pages 78-79 of the prospectus under the caption "Certain Relationships and Related Party Transactions—Services Agreement." The Company also notes that the terms of the Services Agreement will be described in the notes to the Company's financial statements for all relevant periods ending after completion of the initial public offering.

* * * * *

        In connection with the filing of Amendment No. 2, the Company further respectfully advised the Staff that in light of the proposed timetable described below and an expected effective date in 2006, the executive compensation section included in Amendment No. 2 has been updated to reflect current information as of the end of 2005. However, certain financial information is not yet available. That information will be provided in the next amendment of the Registration Statement that is filed.

        The proposed timetable for the initial public offering anticipates that the preliminary prospectus will be printed on January 7, 2006. We would appreciate receiving the Staff's comments on Amendment No. 2 to the Company's Registration Statement in time for us to meet this schedule. Please direct any comments or questions regarding this filing to Janet L. Fisher at (212) 225-2472 or James Small at (212) 225-2015.

Very truly yours,

Janet L. Fisher

Enclosure

cc:
John R. Hartung
(Chipotle Mexican Grill, Inc.)